FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Q1 RESULTS

Record Cash Inflow from Operations

VANCOUVER, CANADA, June 28, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America's only fully integrated premium beverage company, announces its operating results, including record cash inflow from operations, for the first quarter of its 2004 fiscal year ended May 31, 2004.

During Q1 the Company generated cash inflow from operations of $1,061,000 US ($1,431,000 Cdn) versus $295,000 US ($424,000 Cdn) in the same quarter last year. Net income before taxes was $768,000 US ($1,035,000 Cdn) compared to $7,000 US ($10,000 Cdn) in 2003. The Company has recorded income tax expense of $371,000 US ($501,000 Cdn) in this quarter ($0 last year).

The income tax expense on operating income is a non-cash item in this period as the Company has tax loss carry-forwards sufficient to offset that expense. For the first time, the Company recorded stock-based compensation for employees. Total non-cash stock-based compensation expenses were $68,000 US ($92,000 Cdn). Resultant net income was $396,000 US ($534,000 Cdn), or $0.03 US ($0.04 Cdn) per share versus $7,000 ($10,000 Cdn) or $0.00 per share during Q1 2003.

Revenues for the quarter were $9,340,000 US ($12,595,000 Cdn) compared to $12,286,000 US ($17,686,000 Cdn) in Q1 2003. The reduction in revenue principally resulted from (1) the discontinuance of the Little Debbie's® snack cake distribution business, (2) change in mix of co-pack customers that supply raw materials, and (3) lower sales volumes in the United States.

Leading Brands Chairman and CEO Ralph McRae said: "We are very pleased with the turnaround in our operations. More than tripling operational cash inflow is no small task. We took very deliberate steps to accomplish that, which we related in our monthly newsletters. The reduction in revenues is directly attributable to the three items mentioned above. The re-focusing of our US business on our "IDS" model was completed during Q1 and we are now seeing the impact on both the top and bottom lines. Our results directly benefited from a rather dramatic 31% increase in gross profit percentage and a $706,000 US reduction in SG&A expenses."

The Company also announced the re-appointment of Iain Harris as a director. Mr. Harris' term expires at the Company's 2005 annual general meeting.

In reference to Mr. Harris' appointment, Mr. McRae said: "We are all fortunate to have Iain back on our Board. He has been a strong contributor to our Company for many years and brings a wealth of experience to our business."

In conjunction with this release, you are invited to listen to the Company's conference call, which will be held on Monday, June 28, 2004, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1 – 416-620-5690

We will continue to provide operational updates in our monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America's only fully integrated premium beverage company. The Company's unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktails, and Cool Canadian® Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com

(tables follow)
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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)	May 31	May 31
	2004	2003

Sales	$9,339,582	$12,285,626

Expenses
Cost of sales	6,327,369	9,263,642
Selling, general & administration expenses	1,941,378	2,647,682
Depreciation and amortization	224,065	287,834
Interest expense	77,248	79,756
Other	1,866	-
Total Expenses	8,571,926	12,278,914

Net income before taxes	767,656	6,712
Income Taxes	(371,320)	-
Net Income	396,336	6,712

Deficit, beginning of period, as previously reported	(17,524,051)	(15,676,561)

Adjustment for change in accounting for stock-based compensation	(836,350)	-

Accumulated deficit, beginning of period, as restated	(18,360,401)	(15,676,561)

Deficit, end of period	$(17,964,065)	$(15,669,849)

EARNINGS PER SHARE
Basic	$0.03	$0.00
Fully diluted	$0.03	$0.00

Weighted average number of shares outstanding	15,040,169	14,759,151

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)	May 31	May 31
	2004	2003

Sales	$12,595,361	$17,686,387

Expenses
Cost of sales	8,533,090	13,335,938
Selling, general & administration expenses	2,618,142	3,811,603
Depreciation and amortization	302,175	414,366
Interest expense	104,176	114,817
Other	2,517	-
Total Expenses	11,560,100	17,676,724

Net income before taxes	1,035,261	9,663
Income Taxes	(500,762)	-
Net Income	534,499	9,663

Deficit, beginning of period, as previously reported	(25,735,980)	(23,212,864)

Adjustment for change in accounting for stock-based compensation	(1,117,113)	-

Accumulated deficit, beginning of period, as restated	(26,853,093)	(23,212,864)

Deficit, end of period	$(26,318,594)	$(23,203,201)

EARNINGS PER SHARE
Basic	$0.04	$0.00
Fully diluted	$0.04	$0.00

Weighted average number of shares outstanding	15,040,169	14,759,151